EXHIBIT 12.1

NIKE, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended May 31,
	2004	2003	2002
	(In millions)
Net income	$945.6	$474.0	$663.3
Income taxes	504.4	382.9	349.0
Cumulative effect of accounting change	—	266.1	5.0

Income before income taxes and cumulative effect of accounting change	1,450.0	1,123.0	1,017.3

Add fixed charges
Interest expense (A)	40.6	43.7	49.3
Interest component of leases (B)	68.9	61.1	53.3

Total fixed charges	109.5	104.8	102.6

Earnings before income taxes and fixed charges (C)	$1,559.2	$1,227.0	$1,118.2

Ratio of earnings to total fixed charges	14.2	11.7	10.9

(A)	Interest expense includes interest both expensed and capitalized.

(B)	Interest component of leases includes one-third of rental expense, which approximates the interest component of operating leases.

(C)	Earnings before income taxes and fixed charges is exclusive of capitalized interest.